SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

Mountain Merger Sub Corp.

Vestar Capital Partners V, L.P.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42218Q102

(CUSIP Number of Class of Securities)

Steven Della Rocca

Mountain Acquisition Corp.

c/o Vestar Capital Partners V, L.P.

245 Park Avenue, 41st Floor

New York, New York 10167

(212) 351-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael Movsovich

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$294,000,586.00	$20,962.24

*                 Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 30,534,195 shares of common stock, par value $0.001 per share, at $8.20 per share. The transaction value also includes the aggregate offer price for 3,688,167 shares issuable pursuant to outstanding options with an exercise price less than $8.20 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $8.20 minus such exercise price. The transaction value also includes the aggregate net offer price for 125,000 shares issuable pursuant to a warrant and 1,700,000 shares issuable pursuant to a confidentiality and non-competition agreement with Mr. Kerry R. Hicks, the Chief Executive Officer of Health Grades.

**          Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,962.24	Filing Party:	Mountain Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	August 10, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☒   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 11 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Health Grades, Inc., a Delaware corporation (“Health Grades”), at a price of $8.20 per share net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”), if any, upon the terms and conditions set forth in the offer to purchase dated August 10, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

The Offer expired at 9:00 a.m., New York City time, on Thursday, October 7, 2010.  The Depositary (as defined in the Offer to Purchase) has advised Parent and Purchaser that a total of 24,916,269 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (not including 334,897 Shares subject to guaranteed delivery procedures).  Purchaser accepted for payment all such Shares in accordance with the terms of the Offer.  In addition, Purchaser purchased 5,108,954 Shares directly from certain stockholders pursuant to Support Agreements (as defined in the Offer to Purchase).  As a result of these transactions, Purchaser owns approximately 86% of the outstanding shares of Health Grades.

On October 7, 2010, pursuant to the terms of the Merger Agreement (as defined in the Offer to Purchase), Purchaser exercised its top-up option to purchase, at a per share price equal to the Offer Price, 12,650,970 newly issued shares of Health Grades’s common stock (the “Top-Up Shares”), to bring Purchaser’s ownership of Health Grades’s common stock, when combined with the Shares acquired by Purchaser in the Offer, to one share more than 90% of the shares of Health Grades’s common stock outstanding after such purchase (calculated on a fully diluted basis in accordance with the Merger Agreement).  The aggregate purchase price of $103,737,954.00 for the Top-Up Shares was paid by Purchaser by a promissory note.  Health Grades offered and sold the Top-Up Shares as a private placement pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Parent and Purchaser effected a short-form merger (the “Merger”), without the need for a meeting of Health Grades’ stockholders. In the Merger, Purchaser merged with and into Health Grades with Health Grades continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share not tendered in the Offer (other than treasury Shares, Shares held by Parent, Purchaser or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under applicable provisions of Delaware law) have been converted into the right to receive the Offer Price.

On October 7, 2010, Health Grades and Vestar Capital Partners V, L.P. issued a joint press release announcing that Purchaser (a) had accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer, (b) purchased Shares pursuant to the Support Agreements, and (c) intends to effect a short-form merger in which Purchaser will be merged with and into Health Grades, with Health Grades surviving the Merger and continuing as a wholly-owned subsidiary of Parent.  The full text of the joint press release is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(15)

Joint Press release issued by Health Grades, Inc. and Vestar Capital Partners V, L.P. on October 7, 2010 (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 9 to Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on October 7, 2010).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2010

MOUNTAIN MERGER SUB CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

MOUNTAIN ACQUISITION CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

VESTAR CAPITAL PARTNERS V, L.P.

By: Vestar Associates V, L.P.,
its General Partner

By: Vestar Managers V Ltd., its General Partner

	By:	/s/ BRIAN P. SCHWARTZ
	Name:	Brian P. Schwartz
	Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 10, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)

Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).*

(a)(1)(G)	Summary Advertisement as published on August 10, 2010.*

(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et al.).*

(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).*

(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.*

(a)(8)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.).*

(a)(9)	Verified Class Action Complaint for Breach of Fiduciary Duty dated August 16, 2010 (Peter P. Weigard v. Kerry Hicks, et. al.).*

(a)(10)	Shareholder Class Action Complaint and Jury Demand dated August 17, 2010 (Sarah E. Tomsky v. Health Grades, Inc., et. al.).*

(a)(11)

Transcript From September 3, 2010 Hearing Containing the Court’s Ruling on Plaintiffs’ Motion for Preliminary Injunction, In re Health Grades, Inc. Shareholders Litigation, Consolidated C.A. No. 5716-VCS (pending in the Delaware Court of Chancery) (incorporated by reference to Exhibit (a)(5)(F) to the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on September 7, 2010).*

(a)(12)

Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated September 10, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 10, 2010).*

(a)(13)	Press Release of Vestar Capital Partners V, L.P., dated September 16, 2010.*

(a)(14)

Memorandum of Understanding, dated as of September 15, 2010, among the parties in the actions pending in the Delaware Court of Chancery captioned Peter P. Weigard v. Hicks, et al., C.A. No. 5732-VCS, and Tove Forgo v. Health Grades, Inc., et al., C.A. No. 5716-VCS (incorporated by reference to Exhibit (a)(5)(I) to the Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).*

(a)(15)

Joint Press release issued by Health Grades, Inc. and Vestar Capital Partners V, L.P. on October 7, 2010 (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 9 to Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on October 7, 2010).

(b)(1)	Equity Financing Commitment, dated July 27, 2010.*

(b)(2)	Loan and Security Agreement, dated November 9, 2007.†*

(b)(3)	Third-Party Security Agreement, dated November 9, 2007.†*

(b)(4)	Promissory Note, dated November 9, 2007.†*

(d)(1)

Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*

(d)(2)

Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).*

(d)(3)

Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*

(d)(4)

Amendment No. 2 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of September 9, 2010 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 10, 2010).*

(d)(5)

Amendment No. 3 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of September 15, 2010 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).*

(d)(6)

Form of Amendment No. 1 to Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 16, 2010).*

*                                         Previously filed.

†                                          The name of the bank has not been made public pursuant to the instruction to Item 1007(d) of Regulation M-A.